Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-235913

February 18, 2021

© 2021 Wilshire Phoenix Funds LLC. All Rights Reserved. wShares "A New Way to Invest in Gold" are registered trademarks of Wilshire Phoenix Funds LLC. Wilshire Phoenix® is a registered trademark. All other marks are the property of their respective owners.

2 Park Ave | New York, NY 10016 | funds@wilshirephoenix.com

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Important Information and Risks

This material must be preceded or accompanied by a prospectus. Please read the prospectus (http://bit.ly/wSharesWGLD) carefully before investing.

All Investments involve risk, including the potential loss of principal amount invested.

Shareholders do not have the protections associated with ownership of shares in an investment company registered under the Investment Company Act, or the protections afforded by the CEA. The Trust is an emerging growth company and the Trust cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make the Shares less attractive to investors.

Certain members of the Sponsor have no history operating an investment vehicle like the Trust, their experience may be inadequate or unsuitable to manage the Trust. An active and liquid market for the Shares may not develop or be sustained. The Trust may terminate and liquidate at a time that is disadvantageous to Shareholders.

Withdrawal from participation by Authorized Participants may affect the liquidity of Shares. The Shares may trade at a price which is at, above, or below the NAV per Shares and any premium or discount in the trading relative to the NAV per Shares may widen as a result of different trading hours of the Exchange and other exchanges. The value of the Shares will be adversely affected if Physical Gold owned by the Trust is lost or damaged in circumstances in which the Trust is not in a position to recover the corresponding loss. The ability of Shareholders and Authorized Participants to exercise remedies against the Gold Custodian may be limited. The Trust and the Shares may be negatively impacted by the effects of the spread of illnesses or other public health emergencies on the global economy, the markets and the Trust's service providers.

Market risk refers to the risk that the market price of Physical Gold held by the Trust will rise or fall, sometimes rapidly or unpredictably. An investment in the Trust's Shares is subject to market risk. Substantial sales of gold by central banks, governmental agencies and international institutions could adversely affect an investment in the Shares. Fluctuations in the price of Physical Gold could materially and adversely affect an investment in the Shares because the value of the Shares relates directly to the value of the Physical Gold held by the Trust. The price of gold is volatile and historical fluctuations in gold prices are not a reliable indicator of future gold price movements.

The Index has a limited operating history and may perform in unanticipated ways. The historical performance of the Index or gold may not be indicative of future results. The Index is not diversified, unlike other indices. The Trust's performance may not always replicate the changes in the levels of the Index (such deviations are also referred to as “tracking error”).

Foreside Fund Services LLC is the Marketing Agent.